UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Edge Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.00033 Par Value
(Title of Class of Securities)

279870109
(CUSIP Number)

David L. Stepp
Venrock
3340 Hillview Avenue
Palo Alto, California 94304
Telephone: (650) 561-9580
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 6, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note
The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition of shares of Common Stock (as defined below) of the Issuer (as defined below) on October 6, 2015 as described in Item 3 below.

CUSIP No. 279870109

1.	Name of Reporting Persons Venrock Healthcare Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ 1 (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,068,5802
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,068,5802
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,5802
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%3
12.	Type of Reporting Person (See Instructions) PN

1
Venrock Healthcare Capital Partners, L.P. (“VHCP”); Venrock Healthcare Capital Partners II, L.P. (“VHCP II”); VHCP Co-Investment Holdings, LLC (“Co-Invest”); VHCP Co-Investment Holdings II, LLC (“Co-Invest II”); VHCP Management, LLC; VHCP Management II, LLC; Anders Hove and Bong Koh are members of a group for the purposes of this Schedule 13D.

2	Consists of shares of the Issuer’s Common Stock held as follows: 114,124 held by VHCP, 1,375,754 held by VHCP II, 20,876 held by Co-Invest and 557,826 held by Co-Invest II.

3
This percentage is calculated based upon 28,593,673 shares of Common Stock of the Issuer outstanding upon completion of the Issuer’s initial public offering, including shares issued upon the exercise in full of the underwriters of the offering of their option to purchase additional shares, based on disclosure in the Issuer’s final prospectus and current report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2015 and October 6, 2015, respectively.

CUSIP No. 279870109

1.	Name of Reporting Persons Venrock Healthcare Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ 1 (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,068,5802
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,068,5802
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,5802
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%3
12.	Type of Reporting Person (See Instructions) PN

1
Venrock Healthcare Capital Partners, L.P. (“VHCP”); Venrock Healthcare Capital Partners II, L.P. (“VHCP II”); VHCP Co-Investment Holdings, LLC (“Co-Invest”); VHCP Co-Investment Holdings II, LLC (“Co-Invest II”); VHCP Management, LLC; VHCP Management II, LLC; Anders Hove and Bong Koh are members of a group for the purposes of this Schedule 13D.

2	Consists of shares of the Issuer’s Common Stock held as follows: 114,124 held by VHCP, 1,375,754 held by VHCP II, 20,876 held by Co-Invest and 557,826 held by Co-Invest II.

3
This percentage is calculated based upon 28,593,673 shares of Common Stock of the Issuer outstanding upon completion of the Issuer’s initial public offering, including shares issued upon the exercise in full of the underwriters of the offering of their option to purchase additional shares, based on disclosure in the Issuer’s final prospectus and current report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2015 and October 6, 2015, respectively.

CUSIP No. 279870109

1.	Name of Reporting Persons VHCP Co-Investment Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ 1 (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,068,5802
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,068,5802
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,5802
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%3
12.	Type of Reporting Person (See Instructions) OO

1
Venrock Healthcare Capital Partners, L.P. (“VHCP”); Venrock Healthcare Capital Partners II, L.P. (“VHCP II”); VHCP Co-Investment Holdings, LLC (“Co-Invest”); VHCP Co-Investment Holdings II, LLC (“Co-Invest II”); VHCP Management, LLC; VHCP Management II, LLC; Anders Hove and Bong Koh are members of a group for the purposes of this Schedule 13D.

2	Consists of shares of the Issuer’s Common Stock held as follows: 114,124 held by VHCP, 1,375,754 held by VHCP II, 20,876 held by Co-Invest and 557,826 held by Co-Invest II.

3
This percentage is calculated based upon 28,593,673 shares of Common Stock of the Issuer outstanding upon completion of the Issuer’s initial public offering, including shares issued upon the exercise in full of the underwriters of the offering of their option to purchase additional shares, based on disclosure in the Issuer’s final prospectus and current report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2015 and October 6, 2015, respectively.

CUSIP No. 279870109

1.	Name of Reporting Persons VHCP Co-Investment Holdings II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ 1 (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,068,5802
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,068,5802
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,5802
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%3
12.	Type of Reporting Person (See Instructions) OO

1
Venrock Healthcare Capital Partners, L.P. (“VHCP”); Venrock Healthcare Capital Partners II, L.P. (“VHCP II”); VHCP Co-Investment Holdings, LLC (“Co-Invest”); VHCP Co-Investment Holdings II, LLC (“Co-Invest II”); VHCP Management, LLC; VHCP Management II, LLC; Anders Hove and Bong Koh are members of a group for the purposes of this Schedule 13D.

2	Consists of shares of the Issuer’s Common Stock held as follows: 114,124 held by VHCP, 1,375,754 held by VHCP II, 20,876 held by Co-Invest and 557,826 held by Co-Invest II.

3
This percentage is calculated based upon 28,593,673 shares of Common Stock of the Issuer outstanding upon completion of the Issuer’s initial public offering, including shares issued upon the exercise in full of the underwriters of the offering of their option to purchase additional shares, based on disclosure in the Issuer’s final prospectus and current report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2015 and October 6, 2015, respectively.

CUSIP No. 279870109

1.	Name of Reporting Persons VHCP Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ 1 (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,068,5802
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,068,5802
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,5802
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%3
12.	Type of Reporting Person (See Instructions) OO

1
Venrock Healthcare Capital Partners, L.P. (“VHCP”); Venrock Healthcare Capital Partners II, L.P. (“VHCP II”); VHCP Co-Investment Holdings, LLC (“Co-Invest”); VHCP Co-Investment Holdings II, LLC (“Co-Invest II”); VHCP Management, LLC; VHCP Management II, LLC; Anders Hove and Bong Koh are members of a group for the purposes of this Schedule 13D.

2	Consists of shares of the Issuer’s Common Stock held as follows: 114,124 held by VHCP, 1,375,754 held by VHCP II, 20,876 held by Co-Invest and 557,826 held by Co-Invest II.

3
This percentage is calculated based upon 28,593,673 shares of Common Stock of the Issuer outstanding upon completion of the Issuer’s initial public offering, including shares issued upon the exercise in full of the underwriters of the offering of their option to purchase additional shares, based on disclosure in the Issuer’s final prospectus and current report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2015 and October 6, 2015, respectively.

CUSIP No. 279870109

1.	Name of Reporting Persons VHCP Management II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ 1 (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,068,5802
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,068,5802
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,5802
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%3
12.	Type of Reporting Person (See Instructions) OO

1
Venrock Healthcare Capital Partners, L.P. (“VHCP”); Venrock Healthcare Capital Partners II, L.P. (“VHCP II”); VHCP Co-Investment Holdings, LLC (“Co-Invest”); VHCP Co-Investment Holdings II, LLC (“Co-Invest II”); VHCP Management, LLC; VHCP Management II, LLC; Anders Hove and Bong Koh are members of a group for the purposes of this Schedule 13D.

2	Consists of shares of the Issuer’s Common Stock held as follows: 114,124 held by VHCP, 1,375,754 held by VHCP II, 20,876 held by Co-Invest and 557,826 held by Co-Invest II.

3
This percentage is calculated based upon 28,593,673 shares of Common Stock of the Issuer outstanding upon completion of the Issuer’s initial public offering, including shares issued upon the exercise in full of the underwriters of the offering of their option to purchase additional shares, based on disclosure in the Issuer’s final prospectus and current report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2015 and October 6, 2015, respectively.

CUSIP No. 279870109

1.	Name of Reporting Persons Hove, Anders
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ 1 (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,068,5802
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,068,5802
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,5802
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%3
12.	Type of Reporting Person (See Instructions) IN

1
Venrock Healthcare Capital Partners, L.P. (“VHCP”); Venrock Healthcare Capital Partners II, L.P. (“VHCP II”); VHCP Co-Investment Holdings, LLC (“Co-Invest”); VHCP Co-Investment Holdings II, LLC (“Co-Invest II”); VHCP Management, LLC; VHCP Management II, LLC; Anders Hove and Bong Koh are members of a group for the purposes of this Schedule 13D.

2	Consists of shares of the Issuer’s Common Stock held as follows: 114,124 held by VHCP, 1,375,754 held by VHCP II, 20,876 held by Co-Invest and 557,826 held by Co-Invest II.

3
This percentage is calculated based upon 28,593,673 shares of Common Stock of the Issuer outstanding upon completion of the Issuer’s initial public offering, including shares issued upon the exercise in full of the underwriters of the offering of their option to purchase additional shares, based on disclosure in the Issuer’s final prospectus and current report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2015 and October 6, 2015, respectively.

CUSIP No. 279870109

1.	Name of Reporting Persons Koh, Bong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ 1 (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,068,5802
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,068,5802
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,5802
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%3
12.	Type of Reporting Person (See Instructions) IN

1
Venrock Healthcare Capital Partners, L.P. (“VHCP”); Venrock Healthcare Capital Partners II, L.P. (“VHCP II”); VHCP Co-Investment Holdings, LLC (“Co-Invest”); VHCP Co-Investment Holdings II, LLC (“Co-Invest II”); VHCP Management, LLC; VHCP Management II, LLC; Anders Hove and Bong Koh are members of a group for the purposes of this Schedule 13D.

2	Consists of shares of the Issuer’s Common Stock held as follows: 114,124 held by VHCP, 1,375,754 held by VHCP II, 20,876 held by Co-Invest and 557,826 held by Co-Invest II.

3
This percentage is calculated based upon 28,593,673 shares of Common Stock of the Issuer outstanding upon completion of the Issuer’s initial public offering, including shares issued upon the exercise in full of the underwriters of the offering of their option to purchase additional shares, based on disclosure in the Issuer’s final prospectus and current report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2015 and October 6, 2015, respectively.

Item 1.     Security and Issuer

(a)            This statement on Schedule 13D relates to the common stock, par value $0.00033 per share (“Common Stock”) of Edge Therapeutics, Inc., a Delaware corporation (the “Issuer”).

(b)            The principal executive offices of the Issuer are located at 200 Connell Drive, Suite 1600, Berkeley Heights, NJ 07922.

Item 2.     Identity and Background

(a)           Venrock Healthcare Capital Partners, L.P.
Venrock Healthcare Capital Partners II, L.P.
VHCP Co-Investment Holdings, LLC
VHCP Co-Investment Holdings II, LLC
VHCP Management, LLC
VHCP Management II, LLC
Anders Hove
Bong Koh

(b)

New York Office:	Palo Alto Office:	Cambridge Office:

530 Fifth Avenue	3340 Hillview Avenue	55 Cambridge Parkway
22nd Floor	Palo Alto, CA 94304	Suite 100
New York, NY 10036		Cambridge, MA 02142

(c)	The principal business of each of the Reporting Persons is the venture capital investment business.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject

(f)	All entities are organized in Delaware. The individuals are both United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

On April 6, 2015, VHCP II and Co-Invest II purchased from the Issuer an aggregate of 2,150,538 shares of the Issuer’s Series C-2 Preferred Stock for an aggregate purchase price of $10,000,000.  These shares Series C-2 Preferred Stock automatically converted to 1,571,915 shares of Common Stock upon the closing of the Issuer’s initial public offering (the “IPO”) on October 6, 2015.  In addition, VHCP II and Co-Invest II received an aggregate of 46,665 shares of Common Stock issued upon declaration of accrued dividends on the Series C-2 Preferred Stock.

On September 30, 2015, the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission (the “SEC”) in connection with its IPO was declared effective by the SEC. The closing of the offering took place on October 6, 2015, and at such closing VHCP, VHCP II, Co-Invest and Co-Invest II purchased an aggregate of 450,000 shares (the “IPO Shares”) of Common Stock at the initial public offering price of $11.00 per share, for a total purchase price of $4,950,000.

The funds used by VHCP, VHCP II, Co-Invest and Co-Invest II to acquire the securities described herein were obtained from capital contributions by their respective partners.

Item 4.	Purpose of Transaction

VHCP, VHCP II, Co-Invest and Co-Invest II agreed to purchase the IPO Shares for investment purposes with the aim of increasing the value of its investments and the Issuer.

Hove is a member of the Board of Directors of the Issuer and also serves as one of two managing members of VHCP Management (the general partner of VHCP and managing member of Co-Invest) and VHCP Management II (the general partner of VHCP II and managing member of Co-Invest II).

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:
	Shares	Sole	Shared	Sole	Shared		Percentage
	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	of
Reporting Persons	Directly	Power	Power (1)	Power	Power (1)	Ownership	Class (2)
VHCP	114,124	0	2,068,580	0	2,068,580	2,068,580	7.2%
VHCP II	1,375,754	0	2,068,580	0	2,068,580	2,068,580	7.2%
Co-Invest	20,876	0	2,068,580	0	2,068,580	2,068,580	7.2%
Co-Invest II	557,826	0	2,068,580	0	2,068,580	2,068,580	7.2%
VHCP Management	0	0	2,068,580	0	2,068,580	2,068,580	7.2%
VHCP Management II	0	0	2,068,580	0	2,068,580	2,068,580	7.2%
Hove	0	0	2,068,580	0	2,068,580	2,068,580	7.2%
Koh	0	0	2,068,580	0	2,068,580	2,068,580	7.2%

(1)
Hove and Koh are the managing members of VHCP Management (the general partner of VHCP and managing member of Co-Invest) and VHCP Management II (the general partner of VHCP II and managing member of Co-Invest II). VHCP Management, VHCP Management II, Hove and Koh own no securities of the Issuer directly. Hove and Koh share voting and investment control over the shares owned by VHCP, VHCP II, Co-Invest and Co-Invest II, and may be deemed to beneficially own the shares held by those entities.

(2)
This percentage is calculated based upon 28,593,673 shares of Common Stock of the Issuer outstanding upon completion of the Issuer’s initial public offering, including shares issued upon the exercise in full of the underwriters of the offering of their option to purchase additional shares, based on disclosure in the Issuer’s final prospectus and current report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2015 and October 6, 2015, respectively.

The information provided in Item 3 is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Option

Pursuant to the Issuer’s non-employee director compensation policy, on September 30, 2015, Mr. Hove received a nonstatutory stock option to purchase 21,928 shares of Common Stock. The option becomes exercisable upon the earlier of the first anniversary of the date of grant or the Issuer’s next annual stockholders meeting, subject to Mr. Hove’s continued service as a director through the vesting date. Mr. Hove holds the option for the sole benefit of VR Management, LLC (the “Management Company”) and must exercise the option solely upon the direction of the Management Company, which is entitled to the shares.

Investors’ Rights Agreement

VHCP II, Co-Invest II and other stockholders (collectively, the “Holders”) of the Issuer entered into an Investors’ Rights Agreement dated April 6, 2015 with the Issuer. Subject to the terms of the Investors’ Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

Beginning April 3, 2016, the holders of at least 50% of the Registrable Securities then outstanding may make a written request to the Issuer for the registration of at least 25% of the Registrable Securities (or a lesser percentage if the aggregate price to the public of the Registrable Securities offered, net of underwriting discounts and commissions, is at least $5,000,000) under the Securities Act of 1933 (the “Securities Act”). The Issuer is only required to file two registration statements that are declared effective upon exercise of these demand registration rights. The Issuer may postpone the filing of a registration statement twice during any 12-month period for a total cumulative period of not more than 90 days if its board of directors determines that the filing would be seriously detrimental to the Issuer and its stockholders, provided that the Issuer does not register any securities for its own account or any other stockholder during such 90-day period.

Form S-3 Registration Rights

The holders of at least 25% of the Registrable Securities then outstanding can request that the Issuer register all or part of their shares on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the Registrable Securities offered, net of underwriting discounts and commissions, is at least $5,000,000. The Issuer may postpone the filing of a registration statement on Form S-3 twice during any 12-month period for a total cumulative period of not more than 90 days if its board of directors determines that the filing would be seriously detrimental to the Issuer and its stockholders, provided that the Issuer does not register any securities for its own account or any other stockholder during such 90-day period.

Piggyback Registration Rights

If the Issuer registers any of its securities for public sale in another offering, holders of Registrable Securities will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to employee benefit plans or a registration relating solely to a transaction under Rule 145 of the Securities Act. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder. However, the number of shares to be registered by these holders cannot be reduced below 25% of the total shares covered by the registration statement.

Expenses of Registration

The Issuer generally will pay all expenses related to the registrations under the Investors’ Rights Agreement, other than underwriting discounts and commissions.

Indemnification

The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The registration rights described above will expire, with respect to any particular holder of these rights, on the earlier of October 6, 2019, the occurrence of specified liquidation or dissolution transactions or when that holder ceases to hold such Registrable Securities.

Lock-up Agreement

VHCP II, Co-Invest II and Hove, along with all of the Issuer’s officers and directors and substantially all of the Issuer’s stockholders, have agreed, subject to limited exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of Common Stock during the period from the date of the lock-up agreement continuing through the date 180 days after October 2, 2015, except with the prior written consent of Leerink Partners LLC and Credit Suisse Securities (USA) LLC.

The lock-up agreements entered into by VHCP II, Co-Invest II, Hove and certain of the pre-IPO holders of the Issuer’s Series C-2 Preferred Stock contain additional exceptions, including that the agreement not to dispose of or hedge any shares of the Issuer’s Common Stock or securities convertible into or exchangeable for shares of Common Stock during the 180 day lock-up period does not apply to any shares of the Issuer’s Common Stock purchased by such holder in this offering. In addition, subject to certain specified exceptions, in the event that any holder of the Issuer’s securities that is an officer or director, or a holder that beneficially owns, or is a member of a group that beneficially owns, more than 1% of the Issuer’s fully-diluted equity securities is permitted by Leerink Partners LLC and Credit Suisse Securities (USA) LLC to sell or dispose of their shares of Common Stock that had been otherwise locked up, then each holder of the Series C-2 Preferred Stock shall be entitled to sell or dispose of the same percentage of the shares held by such holder as were permitted by Leerink Partners LLC and Credit Suisse Securities (USA) LLC to be sold by such other holder.

The foregoing description of the terms of the Investors’ Rights Agreement and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investors’ Rights Agreement and Form of Lock-up Agreement which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

The information provided in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.                      Material to Be Filed as Exhibits

A.
Investors’ Rights Agreement by and among the Issuer, Venrock Healthcare Capital Partners II, L.P. and the investors listed on Schedule A thereto, dated as of April 6, 2015 (incorporated by reference to Exhibit 4.8 of the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-206416), filed with the SEC on August 14, 2015).

B.	Form of Lock-up Agreement.

C.	Agreement regarding filing of joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 16, 2015

Venrock Healthcare Capital Partners, L.P.

By: VHCP Management, LLC
Its: General Partner

By: /s/ David L. Stepp
    David L. Stepp
    Authorized Signatory

Venrock Healthcare Capital Partners II, L.P.

By: VHCP Management II, LLC
Its: General Partner

By: /s/ David L. Stepp
    David L. Stepp
    Authorized Signatory

VHCP Co-Investment Holdings, LLC

By: VHCP Management, LLC
Its: General Partner

By: /s/ David L. Stepp
    David L. Stepp
    Authorized Signatory

VHCP Co-Investment Holdings II, LLC

By: VHCP Management II, LLC
Its: General Partner

By: /s/ David L. Stepp
    David L. Stepp
    Authorized Signatory

VHCP Management, LLC

By: /s/ David L. Stepp
    David L. Stepp
    Authorized Signatory

VHCP Management II, LLC

By: /s/ David L. Stepp
    David L. Stepp
    Authorized Signatory

Anders Hove

By: /s/ David L. Stepp
    David L. Stepp, as attorney-in-fact

Bong Koh

By: /s/ David L. Stepp
    David L. Stepp, as attorney-in-fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT B

FORM OF LOCK-UP AGREEMENT

_________, 2015

Edge Therapeutics, Inc.
200 Connell Drive, Suite 1600
Berkeley Heights, NJ 07922

Credit Suisse Securities (USA) LLC
Leerink Partners LLC
As Representatives of the Several Underwriters,

c/o  Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, NY   10010-3629

c/o   Leerink Partners LLC
299 Park Avenue, 21st Floor
New York, NY   10171

Dear Sirs:

As an inducement to the underwriters to execute the Underwriting Agreement (the “Underwriting Agreement”), pursuant to which an offering will be made that is intended to result in the establishment of a public market for the common stock, par value $.00333 per share (the “Securities”) of Edge Therapeutics, Inc., and any successor (by merger or otherwise) thereto (the “Company”), the undersigned hereby agrees that during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Securities or securities convertible into or exchangeable or exercisable for any Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Leerink Partners LLC (together with Credit Suisse, the “Representatives”).  In addition, the undersigned agrees that, without the prior written consent of the Representatives, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities.

The Lock-Up Period will commence on the date of this agreement (this “Lock-Up Agreement”) and continue and include the date 180 days after the public offering date set forth on the final prospectus used to sell the Securities (the “Public Offering Date”) pursuant to the Underwriting Agreement.

Any Securities received upon exercise of options, warrants or other derivative securities granted or issued to the undersigned or upon conversion of convertible securities held by the undersigned (collectively with the Securities, the “Restricted Securities”) will also be subject to this Lock-Up Agreement.  Any Securities acquired by the undersigned in any issuer directed share program will also be Restricted Securities subject to this Lock-Up Agreement. Notwithstanding the foregoing, any Restricted Securities acquired by the undersigned in the offering contemplated by the Underwriting Agreement shall not be subject to this Lock-Up Agreement.

The foregoing restrictions shall not apply to (i) bona fide gifts by the undersigned, (ii) the surrender or forfeiture of Restricted Securities to the Company to satisfy tax withholding obligations upon exercise or vesting of stock options or equity awards, (iii) transfers of Restricted Securities or any security convertible into or exercisable for Restricted Securities to an immediate family member or a trust for the benefit of the undersigned or an immediate family member or to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held exclusively by the undersigned and/or one or more immediate family members of the undersigned in a transaction not involving a disposition for value, (iv) transfers of Restricted Securities or any security convertible into or exercisable for Restricted Securities to an immediate family member upon death by will or intestate succession, (v) securities transferred to one or more affiliates of the undersigned and distributions of securities to partners, members or stockholders of the undersigned, (vi) transactions relating to securities acquired in open market transactions after the Public Offering Date, (vii) the entry into any trading plan established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Exchange Act”), provided that such plan does not provide for any sales or other dispositions of Restricted Securities during the Lock-Up Period and no public announcement or filing under the Exchange Act is made by or on behalf of the undersigned or the Company regarding the establishment of such plan, and (viii) the surrender or forfeiture of Restricted Securities to the Company to satisfy the payment of the exercise price upon the exercise of any warrants; provided that, (a) in the case of a transfer or distribution pursuant to the preceding clauses (i), (iii), (iv) or (v), each resulting transferee or recipient, as the case may be, of the Restricted Securities executes and delivers to the Representatives an agreement satisfactory to the Representatives certifying that such transferee is bound by the terms of this Lock-Up Agreement and to the extent any interest in the Restricted Securities is retained by the undersigned (or such spouse or immediate family member), such securities shall remain subject to the restrictions contained in this Lock-Up Agreement, (b) in the case of a transfer or distribution pursuant to the preceding clauses (i), (iii), (v) or (vi) or a surrender or forfeiture pursuant to the proceeding clause (viii), no public filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be voluntarily made in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the Lock-Up Period) and (c) in the case of a surrender or forfeiture to the Company pursuant to the preceding clause (ii), no public filing by any party under the Exchange Act or other public announcement shall be required or shall be voluntarily made in connection with such surrender or forfeiture (other than a filing on a Form 4 that reports such surrender or forfeiture under the transaction code “F”).

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing restrictions in this Lock-Up Agreement shall be equally applicable to any issuer-directed Securities the undersigned or his, her or its affiliates may purchase in the above-referenced offering.

If the undersigned is an officer or director of the Company, (i) the Representatives agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of Securities, the Representatives will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.  Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release.  The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this Lock-Up Agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

In the event that any holder of the Company’s securities that is an officer or director or a holder that beneficially owns, or is a member of a group that beneficially owns, more than 1% of the Restricted Securities (other than the Company or the undersigned) is permitted by Credit Suisse Securities (USA) LLC and Leerink Partners LLC to sell or otherwise transfer or dispose of Restricted Securities for value other than as permitted by this or a substantially similar Lock-Up Agreement entered into by such holder, the same percentage of shares of Restricted Securities held by the undersigned (the “Pro-rata Release”) shall be immediately and fully released on the same terms from any remaining restrictions set forth herein; provided, however, that such Pro-rata Release shall not be applied in the event of (i) permission granted to any equity holder by Credit Suisse Securities (USA) LLC and Leerink Partners LLC to sell or otherwise transfer or dispose of shares of Restricted Securities for value in an amount less than or equal to $2,000,000 in aggregate value of Restricted Securities in respect of such party, or (ii) any underwritten public offering of Restricted Securities, whether or not such offering is wholly or partially a secondary offering of Securities during the Lock-Up Period.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement.  This Lock-Up Agreement is irrevocable and all authority herein conferred or agreed to be conferred shall survive the death or incapacity or dissolution of the undersigned and any obligations of the undersigned shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.  This Lock-Up Agreement shall lapse and become null and void if the Public Offering Date shall not have occurred on or before (i) such time as the Representatives, on the one hand, or the Company, on the other hand, advises the other in writing, prior to the execution of the Underwriting Agreement that it has determined not to proceed with the proposed public offering, (ii) termination of the Underwriting Agreement or (iii) on September 30, 2015, if the Public Offering Date shall not have occurred by such date; provided, however, that the Representatives and the Company may, by written notice to the undersigned prior to such date, extend such date for a period of up to three additional months.  This agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Very truly yours,

IF AN INDIVIDUAL:	IF AN ENTITY:

By:
	(duly authorized signature)	(please print complete name of entity)

Name:		By:
	(please print full name)	(duly authorized signature)

Name:

Address:		Address:

EXHIBIT C

JOINT FILING AGREEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of Edge Therapeutics, Inc. is filed on behalf of each of the undersigned.

Venrock Healthcare Capital Partners, L.P.

By: VHCP Management, LLC
Its: General Partner

By: /s/ David L. Stepp
    David L. Stepp
    Authorized Signatory

Venrock Healthcare Capital Partners II, L.P.

By: VHCP Management II, LLC
Its: General Partner

By: /s/ David L. Stepp
    David L. Stepp
    Authorized Signatory

VHCP Co-Investment Holdings, LLC

By: VHCP Management, LLC
Its: General Partner

By: /s/ David L. Stepp
    David L. Stepp
    Authorized Signatory

VHCP Co-Investment Holdings II, LLC

By: VHCP Management II, LLC
Its: General Partner

By: /s/ David L. Stepp
    David L. Stepp
    Authorized Signatory

VHCP Management, LLC

By: /s/ David L. Stepp
    David L. Stepp
    Authorized Signatory

VHCP Management II, LLC

By: /s/ David L. Stepp___________________
    David L. Stepp
    Authorized Signatory

Anders Hove

By: /s/ David L. Stepp___________________
    David L. Stepp, as attorney-in-fact

Bong Koh

By: /s/ David L. Stepp___________________
    David L. Stepp, as attorney-in-fact